UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(RULE 13d - 102)

Information to be included in statements filed pursuant

to Rules 13d-1(b), (c) and (d) and amendments thereto filed

pursuant to 13d-2(b)

(AMENDMENT NO. 3)*

Cardero Resource Corp.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

14140U105

(CUSIP Number)

January 5, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule

pursuant to which this Schedule is filed:

☐      Rule 13d-1(b)

☒      Rule 13d-1(c)

☐      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,564,109

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,564,109

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,564,109

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

107,643

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

107,643

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

107,643

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

79,800

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

79,800

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

79,800

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Master Offshore Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,877,566

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,877,566

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,877,566

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

5,877,566

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

5,877,566

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,877,566

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.0%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

950,506

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

950,506

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,506

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

950,506

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

950,506

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

950,506

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.6%

12.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,781,920

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,781,920

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,781,920

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%

12.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,781,920

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,781,920

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,781,920

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,579,624

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,579,624

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,579,624

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.1%

12.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 14140U105

1.	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)	☒
(b)	☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,781,920

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,781,920

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,781,920

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.4%

12.	TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock (the “Common Stock”) of Cardero Resource Corp. (the “Issuer”) beneficially owned by the Reporting Persons identified below as of January 5, 2010, and amends and supplements the Schedule 13G originally filed on May 22, 2008, as previously amended (collectively, the “Schedule 13G”). Except as set forth herein, the Schedule 13G is unmodified.

ITEM 2(a).	NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);
•	Luxor Spectrum, LLC, a Delaware limited liability company (the “Spectrum Onshore Fund”);
•	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);
•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands limited partnership (the “Offshore Master Fund”);
•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);
•	Luxor Spectrum Offshore Master Fund, LP, a Cayman Islands limited Partnership (the “Spectrum Offshore Master Fund”);
•	Luxor Spectrum Offshore, Ltd., a Cayman Islands exempted company (the “Spectrum Offshore Feeder Fund”);
•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);
•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);
•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”); and
•	Christian Leone, a United States Citizen (“Mr. Leone”).

Luxor Capital Group acts as the investment manager of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund (collectively, the “Funds”) and to an account it separately Manages (the “Separately Managed Account”). The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund, and the Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund. Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. LCG Holdings is the general partner of the Onshore Fund, the Offshore Master Fund, the Wavefront Fund, the Spectrum Offshore Master Fund, and the managing member of the Spectrum Onshore Fund. Mr. Leone is the managing member of LCG Holdings.

Luxor Capital Group, Luxor Management and Mr. Leone may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the Funds and the Separately Managed Account. LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Common Stock held by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The business address of each of the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, LCG Holdings and Mr. Leone is 767 Fifth Avenue, 19th Floor, New York, New York 10153.

The business address of each of the Offshore Master Fund, the Offshore Feeder Fund, the Spectrum Offshore Master Fund and the Spectrum Offshore Feeder Fund is c/o M&C Corporate Services Limited, P.O. Box 309 GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2(c).	CITIZENSHIP:

Mr. Leone is a citizen of the United States.

Each of the Spectrum Onshore Fund, Luxor Management and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.

Each of the Onshore Fund, the Wavefront Fund, and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.

Each of the Offshore Feeder Fund and the Spectrum Offshore Feeder Fund is a company formed under the laws of the Cayman Islands.

Each of the Offshore Master Fund and the Spectrum Offshore Master Fund is a limited partnership formed under the laws of the Cayman Islands.

ITEM 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(i) The Onshore Fund individually beneficially owns 3,564,109 shares of Common Stock.

(ii) The Spectrum Onshore Fund individually beneficially owns 107,643 shares of Common Stock.

(iii) The Wavefront Fund individually beneficially owns 79,800 shares of Common Stock.

(iv) The Offshore Master Fund individually beneficially owns 5,877,566 shares of Common Stock. The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Offshore Master Fund.

(v) The Spectrum Offshore Master Fund individually beneficially owns 950,506 shares of Common Stock. The Spectrum Offshore Feeder Fund, as the owner of a controlling interest in the Spectrum Offshore Master Fund, may be deemed to beneficially own the shares of Common Stock held by the Spectrum Offshore Master Fund.

(vi) Luxor Capital Group, as the investment manager of the Funds, may be deemed to beneficially own the 10,579,624 shares of Common Stock beneficially owned by them, and an additional 202,296 shares of Common Stock held in the Separately Managed Account.

(vii) Luxor Management and Mr. Leone may each be deemed to be the beneficial owners of the 10,781,920 shares of Common Stock beneficially owned by Luxor Capital Group.

(viii) LCG Holdings may be deemed to be the beneficial owner of the 10,579,624 shares of Common Stock owned by the Onshore Fund, the Spectrum Onshore Fund, the Wavefront Fund, the Offshore Master Fund and the Spectrum Offshore Master Fund.

(ix) Mr. Leone may be deemed to be the beneficial owner of the 10,781,920 shares of Common Stock beneficially owned by Luxor Capital Group.

(x) Collectively, the Reporting Persons beneficially own 10,781,920 shares of Common Stock.

(b)	Percent of Class:

(i) The Onshore Fund’s individual beneficial ownership of 3,564,109 shares of Common Stock represents 6.1% of all of the outstanding shares of Common Stock based on the 58,543,477 shares of Common Stock outstanding as of September 14, 2009 as described on the Issuer’s company website on January 15, 2010.

(ii) The Spectrum Onshore Fund’s individual beneficial ownership of 107,643 shares of Common Stock represents 0.2% of all of the outstanding shares of Common Stock.

(iii) The Wavefront Fund’s individual beneficial ownership of 79,800 shares of Common Stock represents 0.1% of all of the outstanding shares of Common Stock.

(iv) Each of the Offshore Master Fund’s and the Offshore Feeder Fund’s individual beneficial ownership of 5,877,566 shares of Common Stock represents 10.0% of all of the outstanding shares of Common Stock.

(v) Each of the Spectrum Offshore Fund’s and the Spectrum Offshore Feeder Fund’s individual beneficial ownership of 950,506 shares of Common Stock represents 1.6% of all of the outstanding shares of Common Stock.

(vi) LCG Holdings’ beneficial ownership of the 10,579,624 shares of Common Stock represents 18.1% of all of the outstanding shares of Common Stock.

(vii) Luxor Capital Group’s, Luxor Management’s and Mr. Leone’s beneficial ownership of 10,781,920 shares of Common Stock represents 18.4% of all of the outstanding shares of Common Stock.

(viii) Collectively, the Reporting Persons’ beneficial ownership of 10,781,920 shares of Common Stock represents 18.4% of all of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote of Common Stock:

Not applicable.

(ii)	Shared power to vote or to direct the vote of Common Stock:

The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 3,564,109 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Spectrum Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 107,643 shares of Common Stock individually beneficially owned by the Spectrum Onshore Fund.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 79,800 shares of Common Stock individually beneficially owned by the Wavefront Fund.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 5,877,566 shares of Common Stock individually beneficially owned by the Offshore Master Fund.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 950,506 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to vote or direct the vote of the 202,296 shares of Common Stock held in the Separately Managed Account.

(iii)	Sole power to dispose or to direct the disposition of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of Common Stock:

The Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 3,564,109 shares of Common Stock individually beneficially owned by the Onshore Fund.

The Spectrum Onshore Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 107,643 shares of Common Stock individually beneficially owned by the Spectrum Onshore Fund.

The Wavefront Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 79,800 shares of Common Stock individually beneficially owned by the Wavefront Fund.

The Offshore Master Fund, the Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 5,877,566 shares of Common Stock individually beneficially owned by the Offshore Master Fund.

The Spectrum Offshore Master Fund, the Spectrum Offshore Feeder Fund, Luxor Capital Group, LCG Holdings, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 950,506 shares of Common Stock individually beneficially owned by the Spectrum Offshore Master Fund.

Luxor Capital Group, Luxor Management and Mr. Leone have shared power to dispose or direct the disposition of the 202,296 shares of Common Stock held in the Separately Managed Account.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. The shares owned directly by the Offshore Master Fund may be deemed to be owned indirectly by the Offshore Feeder Fund. The Spectrum Offshore Master Fund is a subsidiary of the Spectrum Offshore Feeder Fund. The shares owned directly by the Spectrum Offshore Master Fund may be deemed to be owned indirectly by the Spectrum Offshore Feeder Fund.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit B.

ITEM 10.	CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:	January 15, 2010

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SPECTRUM, LLC
By: LCG Holdings, LLC, as Managing Member

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL GROUP, LP.
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

/s/ Adam Miller
Adam Miller, as Attorney-in-Fact for Christian Leone

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Cardero Resource Corp. dated as of January 15, 2010, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	January 15, 2010

LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SPECTRUM, LLC
By: LCG Holdings, LLC, as Managing Member

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR CAPITAL GROUP, LP.
By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LCG HOLDINGS, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

LUXOR MANAGEMENT, LLC

By: /s/ Norris Nissim
Norris Nissim, General Counsel

/s/ Adam Miller
Adam Miller, as Attorney-in-Fact for Christian Leone

EXHIBIT B

Luxor Capital Partners, LP

Luxor Spectrum, LLC

Luxor Wavefront, LP

Luxor Capital Partners Offshore Master Fund, LP

Luxor Capital Partners Offshore, Ltd.

Luxor Spectrum Offshore Master Fund, LP

Luxor Spectrum Offshore, Ltd.

Luxor Capital Group, LP

LCG Holdings, LLC

Luxor Management, LLC

Christian Leone

EXHIBIT C

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints each of Adam Miller and Elena Cimador as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to each such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that each of the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned’s responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of January 20, 2006.

/s/ Christian Leone

Christian Leone

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK	)

: ss.:

COUNTY OF NEW YORK)

On January 20, 2006, before me, the undersigned personally appeared, Christian Leone, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/  Michael J. Sadler

Notary Public

[Notary Stamp and Seal]